UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check one):|_| Form 10-K  |_| Form 20-F  |_| Form 11-K  |X| Form 10-Q
            |_| Form N-SAR   |_| Form N-CSR

            For period Ended:         September 30, 2008
                                    --------------------------------------------
            |_|   Transition Report on Form 10-K
            |_|   Transition Report on Form 20-F
            |_|   Transition Report on Form 11-K
            |_|   Transition Report on Form 10-Q
            |_|   Transition Report on Form N-SAR
            For the Transition Period Ended:
                                            ------------------------------------

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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification  relates to a portion of the filing checked above,  identify the Item(s) to which the notification relates:
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PART I - REGISTRANT INFORMATION

IXI Mobile, Inc.
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Full Name of Registrant

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Former Name if Applicable

P.O. Box 2543, 17 Hatidhar St.
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Address of Principal Executive Office (Street and Number)

Ra'anana, 43665 Israel
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City, State and Zip Code

PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

      (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

      (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar
|X| day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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Persons who are to respond to the  collection of  information  contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach extra Sheets if Needed)

Financial and other information for the filing of a complete and accurate Quarterly Report on Form 10-Q for the period ended September 30, 2008, could not be provided within the prescribed time period.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

      Motti Gil                   650                  551-0600
      ---------               -----------           ------------------
       (Name)                 (Area Code)           (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer
      is no, identify report(s).                                Yes |X| No |_|

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?
                                                         Yes |X|          No |_|

      If so, attach an explanation of the anticipated  change,  both narratively
      and  quantitatively,   and,  if  appropriate,  state  the  reasons  why  a
      reasonable estimate of the results cannot be made.

      The Company expects to report that its revenues decreased by 60% from approximately $4.8 million in the three months ended September 30, 2007, to approximately $1.9 million in the three months ended September 30, 2008, and that its net loss decreased by 1.5% from approximately $8.5 million in the three months ended September 30, 2007, to approximately $8.3 million in the three months ended September 30, 2008.

      The Company will need to raise additional capital in the near future in order to continue as a going concern, and there can be no assurance that it will be successful in doing so or that, even if the Company is able to raise additional capital, such capital will be sufficient to allow the Company to continue as a going concern.

      This form contains forward-looking statements (statements that are not historical facts). These statements are based upon assumptions and estimates that might not be realized and are subject to risks and uncertainties that could cause actual results to differ materially from those in the forward looking statements. Such risks and uncertainties include those specified in the Company's Annual Report on Form 10-K for the year ended December 31, 2007 and Quarterly Reports on Form 10-Q for the periods ended March 31, 2008 and June 30, 2008.

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                                IXI Mobile, Inc.
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

                                    IXI MOBILE, INC.

Dated:  November 14, 2008           By:  /s/ Israel Frieder
                                         --------------------------------------
                                         Israel Frieder
                                         Chief Executive Officer and
                                         Chairman of the Board of Directors

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